Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 22, 2024
Relating to Preliminary Prospectus Supplement dated May 22, 2024 and
Prospectus dated July 27, 2023
Registration No. 333-269452
Pricing Terms
NewtekOne, Inc.

$62,500,000
8.50% Fixed Rate Senior Notes due 2029
Pricing Term Sheet
May 22, 2024
The following sets forth the final terms of the 8.50% Fixed Rate Senior Notes due 2029 (the “Notes”) and should only be read together with the preliminary prospectus supplement, dated May 22, 2024, together with the accompanying prospectus dated, July 27, 2023, relating to these securities (together, the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	NewtekOne, Inc., a Maryland corporation (the “Company”)

Title of the Securities:	8.50% Fixed Rate Senior Notes due 2029

Rating:*	Egan Jones Ratings Company: BBB+

Initial Aggregate Principal Amount Being Offered:	$62,500,000

Over-Allotment Option:	Up to $9,375,000 aggregate principal amount of Notes within 30 days of the date hereof solely to cover over-allotments, if any.

Issue Price:	$25.00

Principal Payable at Maturity:	100% of the aggregate principal amount. The outstanding principal amount of the Notes will be payable on the stated maturity date at the office of the trustee, paying agent and security registrar for the Notes or at such other office as the Company may designate.

Type of Note:	Fixed rate note

Listing:	The Company intends to list the Notes on the Nasdaq Global Market under the ticker symbol “NEWTG” within 30 days of the original issue date.

Stated Maturity Date:	June 1, 2029

Interest Rate:	8.50% per year

Underwriting Discount:	3.00% (or $1,875,000 total assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	97.00% (or $60,625,000 total assuming the over-allotment option is not exercised)

Day Count Basis:	360-day year of twelve 30-day months

Trade Date:	May 22, 2024

Settlement Date:	May 30, 2024 (T + 5)**

Date Interest Starts Accruing:	May 30, 2024

Interest Payment Dates:	Each March 1, June 1, September 1 and December 1, commencing on September 1, 2024. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including May 30, 2024, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Specified Currency:	U.S. Dollars

Denominations:	The Company will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.

Business Day:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City or the place of payment are authorized or required by law or executive order to close.

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after June 1, 2027, upon not less than 15 days nor more than 60 days written notice to holders prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to, but not including, the date fixed for redemption.

CUSIP / ISIN:	652526 880/US6525268800

Use of Proceeds:	The Company intends to use these proceeds for funding of investments, repayment of existing debt, and general corporate purposes.

Joint Book-Running Managers:	Keefe, Bruyette & Woods, Inc. Raymond James & Associates, Inc. B. Riley Securities, Inc.
Co-Managers:	Janney Montgomery Scott LLC Compass Point Research & Trading, LLC

Trustee, Paying Agent, and Security Registrar:	U.S. Bank Trust Company, National Association

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day before delivery thereof will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.
Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (“SEC”), contains this and other information about the Company and should be read carefully before investing.
This pricing term sheet and the Preliminary Prospectus are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this pricing term sheet, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with, and has been declared effective by, the SEC. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from Keefe, Bruyette & Woods, Inc. by email at USCapitalMarkets@kbw.com.